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                                                               EXHIBIT 99.(a)(1)

[BERG ELECTRONICS LOGO]

                                  PRESS RELEASE
Corporate Headquarters
101 S. Hanley Road
St. Louis, MO  63105




                                                  CONTACT:

                                                  Gary D. Strong
                                                  Director, Investor Relations
                                                  (314) 746-2235
                                                  Internet IR site: www.berg.com

FOR IMMEDIATE RELEASE
THURSDAY, AUGUST 27, 1998


                    BERG ELECTRONICS AGREES TO BE ACQUIRED BY

                       FRAMATOME CONNECTORS INTERNATIONAL

         ST. LOUIS, MISSOURI, AND PARIS, FRANCE, August 27, 1998 - Berg Electronics Corp. (NYSE:BEI) and Framatome Connectors International (FCI) today announced that they have entered into a definitive merger agreement pursuant to which FCI will acquire all of the outstanding shares of Berg common stock at a price of $35.00 per share in cash, representing an aggregate transaction value of approximately $1.85 billion, including the assumption of outstanding debt.

         Pursuant to the merger agreement, FCI will make a tender offer for all of the outstanding Berg common stock. The tender offer will commence as soon as practicable. Consummation of the tender offer is subject to U.S. and European Union antitrust regulatory clearance and other customary conditions.

         The Berg Board of Directors has unanimously approved the acquisition and has recommended Berg stockholders accept the tender offer and approve and adopt the merger agreement.

         James N. Mills, Chairman and Chief Executive Officer of Berg Electronics, stated, "The transaction represents a substantial premium to Berg's stock price and represents an attractive value. We believe that our employees, customers and suppliers will benefit from being a part of the new combined entity. The Board of Berg is grateful to the employees of Berg who have worked so successfully in building Berg. We expect our employees to play a significant role in leading the new combined entity into the next century."


                                                                    MORE. . .


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BERG ELECTRONICS
FRAMATOME ACQUISITION


         Philippe Anglaret, FCI Chairman and President, stated that "the combined companies will provide customers worldwide with value added products and services while offering great opportunities for employees of both companies. This acquisition is consistent with FCI's strategy of being a global leader in the connector industry."

         Berg Electronics Corp. is one of the world's four largest suppliers of connector, socket and cable assembly products with 1997 sales of $785 million. The company's broad range of products serve high-end data processing, personal computing, all segments of telecommunications, as well as industrial and instrumentation markets. Headquartered in St. Louis, Missouri, Berg employs approximately 7,800 people worldwide at its 22 manufacturing and assembly facilities and three product development and engineering centers located in the United States, Mexico, the Netherlands, France, Ireland, Sweden, the United Kingdom, Japan, Taiwan, Singapore, China, Korea, and India. The company's stock trades on the New York Stock Exchange under the symbol "BEI."

         FCI, a wholly-owned subsidiary of Framatome S.A. is the world's third largest connector company with sales of over $1 billion, serving the electronic, automotive, electrical and aerospace industries. Headquartered in Paris, France, FCI employees 8,500 people and has operations in the Americas, Europe and Asia.



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